Exhibit 99.3

ABENGOA

Innovative technology solutions for sustainability

Abengoa Announces First Half 2014 Financial Results

•                  Record backlog of +48 B€; growing Y-o-Y +8% in E&C and +12% in Concessions

•                  Improved business performance: EBITDA and net income growth delivered

•                  Abengoa Yield; a long-term recurrent equity recycling vehicle to crystalize value in concessions

August 12, 2014.- Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB), the international company that applies innovative technology solutions for sustainability in the energy and environment sectors, reported revenues of €3,405 million in the first half of 2014, flat year over year, an operating result (EBITDA) of €695 million, representing a 31% growth compared to the same period of 2013 and net income of €69 million for the first six months of 2014, a 2% increase from the first half of the previous year.

Total backlog as of June 30, 2014 totaled more than €48 billion; which represents a year-over-year increase of 11%. This backlog is comprised by an E&C backlog of €7.7 billion, growing 8% over the E&C backlog as of June 2013, and a backlog of concession contracted revenues of €40.5 billion, which has also increased by 12% on a year over year basis. The corporate net debt to corporate EBITDA ratio (Corporate Leverage Ratio) as of June 30, 2014 was 2.5x, in line with the previous quarter, and 0.7x lower than twelve months ago.

Abengoa’s geographic diversification continues to be one of the key factors behind its growth and strategy. 39% of the first half 2014 revenues came from North America (USA and Mexico), which is now the leading region, 25% from South America, 14% from Spain, 13% from the rest of Europe and 9% from Asia and Africa.

Manuel Sánchez Ortega, CEO of Abengoa, said: “I am pleased to see how we have been able to continue with our strong operating performance, increasing our EBITDA over 30% year over year during the first half of 2014 as a result of an improvement in the margins of all our activities. Without any doubt the successful creation of Abengoa Yield is key in our strategy since it will help us maximize our return on the equity investments in the concessional assets on a recurrent and long-term basis, while at the same time it reduces Abengoa’s cost of equity and improves our business model.”

Corporate transactions

On June 18, 2014 Abengoa Yield Plc (“Abengoa Yield”), a wholly-owned subsidiary of Abengoa, closed its initial public offering of 28,577,500 ordinary shares, including the exercise in full of the option to purchase additional shares to cover over-allotment by the underwriters of the initial public offering. These shares were offered at a price of U.S. $29 per share for total gross proceeds of $828.7 million (€611.0 million) before fees and expenses. As a result of the Initial Public Offering, the shares began trading on the NASDAQ Global Select Market under the symbol “ABY”. Abengoa currently holds a 64.3% stake in Abengoa Yield.

Results by segment

Revenues in the engineering and construction segment, including the result from technology and manufacturing activities, decreased by 5% to €2,068 million, while EBITDA increased by 5% to €366 million, which represents a margin of 17.7%. The engineering and construction division continued with a positive bookings performance in the second quarter, driving the new bookings for the first half of the year to €2,942 million, an increase of 16% compared to first half of 2013, bringing the engineering and construction backlog to a record €7,671 million as of June 30, 2014. Additionally, the pipeline of identified commercial opportunities stands at approximately €165 billion at June 30, 2014. The slight decrease in revenues during the first half of 2014, as expected, was due to the termination of the execution of some large projects such as Solana, a 280 MW plant in Arizona, US.

Revenues in the concession-type infrastructures segment rose by 46% to €346 million, while EBITDA increased by 74% to €244 million. The increase is mainly driven by the new assets that came into operation and the strong performance of assets already in operation, coupled with the better weather conditions experienced during the first half of 2014. Backlog of long-term contracted revenues in the concession-type infrastructures segment totaled €40.5 billion as of June 30, 2014, increasing 12% year-over-year. The average remaining life of contracted assets in concessions was approximately 26 years.

Revenues in the industrial production segment, which includes the bioenergy business, increased by 1% to €991 million. EBITDA also increased up to €84 million, compared to €41 million in the first six months of 2013, an increase of 105% mainly due to the higher crush spread in the US, compensating a still challenging environment in Europe.

Financial targets

The Company has reiterated its guidance for the fiscal year 2014.

Details of the results presentation conference

Manuel Sánchez Ortega, CEO of Abengoa, Bárbara Zubiría Furest, EVP of capital markets and investor relations, and Abengoa Yield’s CEO, Santiago Seage, will host a conference call to present the results, which will be simultaneously broadcast over the internet, at 6:00pm (Madrid time) and 12:00pm (New York time).

In order to access the conference please dial +34 91 788 93 03. A live webcast of the conference call will be available on Abengoa’s corporate website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

A replay of the call will be available at the Investor Relations page of Abengoa’s corporate website approximately two hours after the conference call is completed.

About Abengoa

Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB) applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. (www.abengoa.com)

Communication Department: Patricia Malo de Molina Meléndez. Tel: +34 954 93 71 11 E-mail: communication@abengoa.com	Investor relations: Bárbara Zubiría Furest. Tel: +34 954 93 71 11 E-mail: ir@abengoa.com

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